UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

    DAILY JOURNAL CORPORATION

(Name of Issuer)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    233912104

(CUSIP Number)

    Munger, Tolles & Olson LLP

Attention: Brett J. Rodda

355 South Grand Avenue, 35th Floor

Los Angeles, California 90071

Telephone: (213) 683-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    June 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233912104	SCHEDULE 13D	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles T. Munger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,157 shares (See Item 5)
	8	SHARED VOTING POWER 3,640 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 120,157 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,640 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,797 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

CUSIP No. 233912104	SCHEDULE 13D	PAGE 3 OF 5 PAGES

EXPLANATORY NOTE.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Daily Journal Corporation, a South Carolina corporation (“Daily Journal”) that was previously reported as beneficially owned on Schedule 13G in joint filings made by Charles T. Munger, Munger, Marshall & Co., a California limited partnership (“MM&C”), and Ira A. Marshall, Jr.

On June 9, 2010, MM&C distributed 595,769 shares of Common Stock held by it to its partners in connection with the winding down of MM&C (the “MM&C Distribution”). As part of the MM&C Distribution, an aggregate of 170,157 shares of Common Stock were distributed to certain trusts for which Mr. Munger serves as the sole trustee, including 100,000 shares of Common Stock that were distributed in equal amounts to two trusts formed under the Munger Community Property Revocable Trust DTD 06/15/09 (the “Community Property Trust”). On November 4, 2010, a decedent’s trust formed under the Community Property Trust distributed 50,000 shares of Common Stock to a beneficiary of such trust (the “Trust Distribution”).

ITEM 1.	SECURITY AND ISSUER.

The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 1.

The address of the principal executive offices of Daily Journal is 915 East First Street, Los Angeles, California 90012.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Charles T. Munger, a natural person and citizen of the United States of America. The principal occupation of Mr. Munger is Vice Chairman of Berkshire Hathaway Inc. The principal business address of Mr. Munger is 355 South Grand Avenue, 34th Floor, Los Angeles, California, 90071.

During the last five years, Mr. Munger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

None of the MM&C Distribution or the Trust Distribution required any funds from Mr. Munger or the trusts for which Mr. Munger serves as the sole trustee. Therefore, this item is not applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 4. The shares of Common Stock acquired as a result of the MM&C Distribution are held for investment purposes.

Mr. Munger is Chairman and a member of the board of directors of Daily Journal and, accordingly, Mr. Munger may have influence over the corporate activity of Daily Journal, including activity which may relate to transactions described in subparagraphs (a) through (j) of this Item 4.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)	Mr. Munger may be deemed to beneficially own, in the aggregate, 123,797 shares of Common Stock, which represent approximately 9.0% of the outstanding Common Stock. (1) Mr. Munger has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 120,157 shares of Common Stock. Mr. Munger may be deemed to share voting and dispositive power over 3,640 shares with Ira A. Marshall, Jr., an individual and citizen of the United States of America. The principal occupation of Mr. Marshall is personal investments. The principal business address of Mr. Marshall is 355 South Grand Avenue, 34th Floor, Los Angeles, California, 90071. During the last five years, Mr. Marshall has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The information set forth in the Explanatory Note above is hereby incorporated by reference in response to this Item 5(c).

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

None.

(1)

All calculations of percentage ownership in this Schedule 13D are based on 1,380,746 shares of Common Stock outstanding as of July 31, 2010, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2010, which was filed by Daily Journal with the Securities and Exchange Commission on August 12, 2010.

CUSIP No. 233912104	SCHEDULE 13D	PAGE 5 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2010

CHARLES T. MUNGER

/S/ CHARLES T. MUNGER